UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RCM Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

749360400
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒                      Rule 13d-1(b)

☐                      Rule 13d-1(c)

☐                      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749360400

1		NAME OF REPORTING PERSONS Perritt Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 34,200
	6	SHARED VOTING POWER 571,400 (1)
	7	SOLE DISPOSITIVE POWER 34,200
	8	SHARED DISPOSITIVE POWER 571,400 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 605,600
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Represents shares beneficially owned by Perritt Funds, Inc. (see Item 2(a)).

(2)	The percent ownership calculated is based upon an aggregate of 12,554,551 shares outstanding as of November 5, 2014.

CUSIP No. 749360400

1		NAME OF REPORTING PERSONS Perritt Funds, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 571,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 571,400
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 571,400
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

(1)	The percent ownership calculated is based upon an aggregate of 12,554,551 shares outstanding as of November 5, 2014.

CUSIP No. 749360400

Item 1(a).	Name of Issuer:

RCM Technologies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2500 McClellan Avenue, Suite 350, Pennsauken, NJ 08109-4613

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are (i) Perritt Capital Management, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940; and (ii) Perritt Funds, Inc., an investment company registered under the Investment Company Act of 1940, on behalf of its series, Perritt MicroCap Opportunities Fund, Inc. and its sole series, the Perritt MicroCap Opportunities Fund, the Perritt Ultra MicroCap Fund and the Perritt Low Priced Stock Fund.  Attached as Exhibit 1 hereto, which is incorporated by reference herein, is an agreement between Perritt Capital Management, Inc. and Perritt Funds, Inc. that this Schedule 13G is filed on behalf of each of them

As part of a plan of reorganization, on February 28, 2013, Perritt MicroCap Opportunities Fund, Inc. merged into the MicroCap Fund, a series within Perritt Funds Inc.  The Perritt Low Priced Stock Fund, a series within Perritt Funds Inc., commenced operations on February 28, 2014.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

300 South Wacker Drive, Suite 2880, Chicago, IL 60606

Item 2(c).	Citizenship:

Perritt Capital Management, Inc. is an Illinois corporation.

Perritt Funds, Inc. is a Maryland corporation.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

749360400

CUSIP No. 749360400

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

☒	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

Item 4.	Ownership:

Perritt Capital Management, Inc.

(a)	Amount Beneficially Owned: 605,600

(b)	Percent of Class: 4.8%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 34,200

(ii)	shared power to vote or to direct the vote: 571,400

(iii)	sole power to dispose or to direct the disposition of: 34,200

(iv)	shared power to dispose or to direct the disposition of: 571,400

Perritt Funds, Inc.

(a)	Amount Beneficially Owned: 571,400

(b)	Percent of Class: 4.6%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 571,400

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 571,400

CUSIP No. 749360400

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

CUSIP No. 749360400

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

1.	Agreement to file Schedule 13G jointly (previously filed as Exhibit 1 to the reporting parties’ Schedule 13G filed February 13, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2015
PERRITT CAPITAL MANAGEMENT, INC.

By:      /s/ Lynn E. Burmeister
Lynn E. Burmeister
Chief Compliance Officer, VP

PERRITT FUNDS, INC.

By:      /s/ Lynn E. Burmeister
Lynn E. Burmeister
Chief Compliance Officer, VP